Filed by Tesoro Corporation (Commission File No. 001-03473) Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: Western Refining, Inc. (Commission File No. 001-32721)

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT TSO—Tesoro Corp to Acquire Western Refining Inc—M&A Call EVENT DATE/TIME: NOVEMBER 17, 2016 / 01:30PM GMT OVERVIEW:
Co. announced a definitive agreement under which it will acquire Western Refining.
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CORPORATE PARTICIPANTS
Sam Ramraj Tesoro Corporation—VP of IR
Greg Goff Tesoro Corporation—Chairman & CEO
Paul Foster Western Refining, Inc.—Executive Chairman
Steven Sterin Tesoro Corporation—EVP & CFO
Jeff Stevens Western Refining, Inc.—CEO
CONFERENCE CALL PARTICIPANTS
Jeff Dietert Simmons & Company International—Analyst
Neil Mehta Goldman Sachs—Analyst
Chi Chow Tudor, Pickering, Holt & Company Securities—Analyst
Ed Westlake Credit Suisse—Analyst
Spiro Dounis UBS Securities—Analyst
Blake Fernandez Howard Weil—Analyst
Roger Read Wells Fargo Securities, LLC—Analyst
Phil Gresh JPMorgan—Analyst
Fernando Valle Citigroup—Analyst
Corey Goldman Jefferies & Company—Analyst
Paul Sankey Wolfe Research—Analyst
Evan Calio Morgan Stanley—Analyst
PRESENTATION
Operator
Good day, ladies and gentlemen, and welcome to the Tesoro Acquires Western Refining announcement.
(Operator Instructions)
As a reminder, this conference call is being recorded. I would now like to turn the conference over to Mr. Sam Ramraj, VP of Investor Relations. You may begin.
Sam Ramraj —Tesoro Corporation—VP of IR
Good morning everyone, and thank you for joining us on today’s call. We are excited to discuss Tesoro’s announced acquisition of Western Refining, which creates a premier, highly integrated and geographically diversified refining marketing and logistics Company. In the room with me this morning are Greg Goff, Chairman and CEO of Tesoro; Paul Foster, Executive Chairman of Western; Jeff Stevens, CEO of Western; and Steven Sterin, Executive Vice President and CFO of Tesoro.
We will be referencing slides during the call, which are available on the Tesoro and Western websites. These slides, along with other financial disclosures and reconciliations for non-GAAP financial measures, should help you in analyzing this transaction.
Please refer to the forward-looking statements in the slides, which note that statements made during this call that refer to management’s expectations, future’s predictions or similar things are forward-looking statements intended to be covered by the Safe Harbor provisions of the Securities Act, as there are many factors which could cause results to differ from our expectations. Now I will turn the call over to Greg Goff.

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Greg Goff —Tesoro Corporation—Chairman & CEO
Thank you, Sam. Let me start by welcoming all of you to this morning’s call. Both the Tesoro and Western leadership team and Boards of Directors are excited about this transformational combination, and believe it will deliver significant value to shareholders of both companies.
We expect to work together in delivering strong results and creating future growth opportunities for the combined Company. On today’s call we will share details of the acquisition and discuss how it fits strategically with our growth plans.
First, let me tell you about the strong strategic and financial rationale driving the combination of Tesoro and Western Refining. Western’s portfolio of complementary assets clearly aligns with our focus on expanding within our geographic footprint.
The combination creates a premier, highly integrated and geographically diversified refining marketing and logistics Company. We are committed to delivering $350 million to $425 million in annual synergies, with the run rate to be achieved by the end of the second year.
The combined Company provides a strong platform for earnings growth. We expect to achieve 10% to 13% EPS accretion in 2018, which will be the first full year of combined operations.
The transaction represents a 5.8 times EBITDA multiple. The combination creates a top-tier refining system by adding Western’s refineries in Texas, New Mexico and Minnesota to our system. And will enhance operational capabilities as well as improve access to advantage crude oil supply for the refining system.
We will have a strong multi-brand marketing and convenient store portfolio of over 3,000 sites that will serve a broad customer base, provide strong integration between refining and marketing, and serve as a platform for future growth. Additionally, we see significant logistics opportunities, particularly in the high-growth Permian Basin.
Since 2010, our strategic priorities have been the foundation of how we execute our business strategy. The combined Company will continue to be guided by these strategic priorities.
In particular our emphasis on operational efficiency and effectiveness and value chain optimization provides a focus of business execution that enables the delivery of synergies. I am excited that this proposed transaction clearly aligns with our integrated business model and provides a platform for enhancing the overall competitive position of the Company.
Now, let me provide a few highlights of the transaction. In terms of structure, this is a stock transaction which allows Western shareholders to receive 0.435 shares of Tesoro for each share of Western stock they own, but they may elect to receive $37.30 in cash per share in lieu of stock up to a cash cap equal to approximately 10% of the total equity consideration. Elections to receive cash will be subject to proration to the extent they exceed approximately 10.8 million shares, or about $404 million in the aggregate.
We expect to maintain our current annual dividend of $2.20 per share, and to grow our dividend commensurate with the growth of the Company. Additionally, the Board increased our share repurchase authorization by $1 billion to over $2 billion.
Finally, we expect to close the transaction in the first half of 2017 subject to customary closing conditions, including regulatory and shareholder approvals. Before I go into more detail on the strategic benefits of this combination, I would like to invite Paul Foster, the Executive Chairman of Western Refining, to provide a brief overview of the Company.
Paul Foster —Western Refining, Inc.—Executive Chairman
Thank you Greg, and good morning everyone. I also share Greg’s level of enthusiasm about this strategic combination.
For those of you who may not be familiar with Western, we are an integrated refiner with three refineries and a total crude oil capacity of 254,000 barrels per day in Texas, New Mexico and Minnesota. Our refineries are geographically well positioned and have strategic access to advantage North American crude oil.

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We also have a strong retail and convenience store network of approximately 545 stations operating in Arizona, Colorado, New Mexico, Texas, Minnesota and Wisconsin. Additionally we have a 52.6% ownership stake in Western Refining Logistics, or WNRL, our logistics MLP.
And this ownership includes the general partner interest and incentive distribution rights. WNRL provides crude oil and refined products, transportation, tankage and term link services in our geographies.
Importantly, we share core values with Tesoro such as a strong commitment to health and safety, driving environmental stewardship, being a good corporate citizen, and conducting business with honesty and respect. As you can see on the map, the combination of Western and Tesoro makes strategic sense and provides our shareholders with the opportunity to participate in the future growth prospects of the combined Company.
We agreed to the stock transaction with an optional cash election, as Greg had described, because we truly believe in long-term value creation of the combined business as well as the expected synergies. The Board and I believe that this combination is an ideal long-term option for our shareholders, employees and customers.
We are also pleased with the premium that are shareholders will receive for their shares. I would like add that we have tremendous respect for the Tesoro leadership team, and are excited to be a part of a much larger and more diverse organization to support our continued growth. And with that, I will turn the call back over to Greg.
Greg Goff —Tesoro Corporation—Chairman & CEO
Thank you, Paul. It has been a pleasure getting to know you, Jeff, and your team during this process. We look forward to working together to close this compelling transaction.
As you can see from the map, the combination of Tesoro and Western creates a leading integrated refining marketing and logistics Company in our geographic footprint. The addition of Western’s three refineries to Tesoro’s seven refineries will expand the combined Company’s refining capacity to over 1.1 million barrels per day.
Together we will have more than 3,000 branded retail sites, including 12 premium and value retail and convenience store brands to serve customer preferences. The enhanced logistics and transportation network will improve our access to advantage crude oil supply and attractive refined product markets. The combination provides added benefits to both companies, as we will be able to leverage our commercial expertise as we optimize our integrated value chain.
Shareholders of both companies will benefit from $350 million to $425 million in annual run rate synergies. First, we would create value from operational improvements, and expect to deliver $130 million to $140 million of synergies.
Second, through value chain optimization we expect to deliver $120 million to $160 million of synergies from this part of the business. Third, we will achieve corporate synergies of $100 million to $125 million.
More importantly, we expect these synergies to be achieved by the end of the second year on a run rate basis. We are very confident in our ability to achieve these targets, given our solid track record of integrating operations and delivering results.
Not only do the synergies support and provide significant value for the transaction, but they also strengthen the Company’s competitive position. By leveraging Tesoro’s proven operational execution capabilities, we expect to deliver world-class availability, drive high refinery utilization, and capture cost improvements across our system.
We expect to optimize discretionary capital investments, reduce supply and distribution costs across a larger system, improve our procurement efficiency, and optimize our logistics operations. The combined scale with the addition of Western’s assets will improve our domestic crude oil supply opportunities, and should increase working capital efficiencies for both crude oil and refined products. As we bring together our two organizations to create a larger Company, we expect to achieve system efficiencies by using our LEAN Six Sigma methodology to drive productivity, optimize procurement spending, and reduce third-party costs.
The combination of Tesoro and Western changes our refinery footprint. And by adding nearly 1/3 of capacity in Pads 2 and 3, it lessens our exposure to Pad 5 five by almost 20%, creating a more diversified refining portfolio. With a 28% increase in our refining capacity coupled with an enhanced geographic footprint, we will have a refining segment with greater earnings contribution.

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This transaction expands Tesoro’s integrated marketing network in the Mid-Continent and Southwest regions of the United States. This will allow us to leverage our brand portfolio to better serve our customers and provide opportunities to share best practices, improved cost, and expand proprietary offerings. We are developing a profitable, growing customer-centric model that leverages the strength of this tremendous brand portfolio.
As you know, Tesoro has developed a very robust growth strategy around our logistics business. Our strategy is built on five primary objectives.
First, pursuing a stable fee-based business. Second, optimizing our existing asset base. Third, capturing organic expansion opportunities. Fourth, growing through strategic acquisitions. Fifth, sales of existing asset from Tesoro, as well as assets that Tesoro may acquire. We expect this strategic focus to remain for both logistics companies.
Before moving on, I would like to point out some important characteristics of our larger logistics business. This transaction will expand our strategic footprint,, which will now include advantage crude oil producing areas in the Permian, San Juan and Williston Basin, and the Rocky Mountain region.
We believe both sets of unitholders will benefit, as we will be able to leverage midstream capabilities across the system and pursue organic and strategic growth opportunities, particularly in the Permian Basin. We will continue to execute the stated growth strategies of both MLPs and protect and enhance value for all unitholders. I will now turn the call over to Steven to further discuss the transaction and the opportunity it creates for shareholders.
Steven Sterin —Tesoro Corporation—EVP & CFO
Thanks, Greg. Tesoro remains committed to creating significant value for our shareholders. As Greg mentioned previously, we expect to achieve 10% to 13% EPS accretion in 2018, the first full year of combined operations.
We will also continue to drive significant improvements to our existing operations and create sustainable earnings growth for the Company. For 2017 on a standalone basis, we are committed to delivering $475 million to $575 million of annual improvements to operating income across our refining, logistics and marketing businesses. The announcement of today’s transaction further strengthens our growth profile.
We expect to maintain our current dividend and dividend growth strategy. And we increased our share repurchase authorization. We expect to close, integrate and grow this business, and maintain a strong financial position.
Our balance sheet and liquidity positions us well to continue investing to support business growth, making strategic acquisitions, as well as returning cash to shareholders. Also Tesoro and TLLP are well positioned to achieve investment-grade credit ratings. And we remain committed to doing so.
Turning to our financial principals and priorities. Financial discipline and value-creating capital allocation have been a core part of our strategic approach to running the Company. And we remain committed to these principles.
We’re focused on ensuring that we make investments of shareholder cash that deliver high returns and increase the value of the Company. We set high standards when allocating this capital, focusing on high return projects and ensuring that we deliver the intended results. This discipline allows us to maintain a strong balance sheet that can fund our growth investments and return cash to shareholders in the form of dividend growth and share repurchases.
We have committed financing in place for this transaction in the form of a bridge facility. And we intend to refinance Western’s existing debt and an opportunistic and prudent manner prior to close. Western Logistics existing debt is to remain in place at close. As we look at the combined Company, we believe that we are well positioned to execute our financial priorities and to continue to drive significant value creation for our shareholders.
Traditionally we would provide you an outlook for the coming year at our Investor and Analyst Day in New York. Due to this transaction being announced today, our 2016 Investor and Analyst Day will not occur this year. We intend to continue to have our Investor and Analyst Day annually in December, with the next one occurring in December 2017.
We would like to take this opportunity to share with you our 2017 expected standalone outlook for Tesoro. Our view of Tesoro’s business environment, particularly the West Coast, continues to be strong. And as a result, we believe that the Tesoro index will be in the range of $12 to $14 a barrel. And our marketing fuel margins continue to be $0.11 to $0.14 per gallon.

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NOVEMBER 17, 2016 / 01:30PM GMT, TSO - Tesoro Corp to Acquire Western Refining Inc - M&A Call

As I noted earlier, we are committed to delivering $475 million to $575 million of annual improvements operating income in 2017. We expect Tesoro's total capital expenditures to be $870 million. This is a reduction of $360 million, or 29%, from our previous guidance of $1.2 billion that we shared with you one year ago.

Also we expect total TLLP capital expenditures for 2017 to be $325 million, which is a reduction of $153 million, or 32% from our previous guidance. Our MLP is a very important part of Tesoro's overall capital structure. In this regard, as you think about TLLP's capital spending, I would like to remind you that its CapEx is primarily funded through sources that are independent of Tesoro, either through new MLP units, MLP debt, or the MLPs existing cash flows.

We have also provided Western's expected standalone outlook for 2017. This includes the company's business assumptions for average refining margins and average retail fuel margins. We also provide the capital outlook for Western and WNRL. Now I will turn the call over to Greg for his closing remarks.

Greg Goff - ***Tesoro Corporation - Chairman & CEO***

Thanks, Steven. Let me conclude by saying that we believe this is a strategically and financially compelling transaction for shareholders of both companies and positions Tesoro for future growth. The combination of Tesoro and Western creates a premier, highly integrated and geographically diversified refining, marketing and logistics Company.

This transformational acquisition is a continuation of our commitment to creating value for our shareholders and build upon our successful track record. The addition of Western enhances our refining system, expands our highly integrated marketing business, and creates new growth opportunities for our logistics business.

Our strong financial discipline and capital allocation principles will enable us to execute this growth and create substantial shareholder value. This concludes our prepared remarks. And we will now take questions. Operator?

QUESTION AND ANSWER

Operator

(Operator Instructions)

Jeff Dietert, Simmons.

Jeff Dietert - ***Simmons & Company International - Analyst***

Good morning. Congratulations on the transaction. I was wondering if you could talk a little bit about how this transaction came about? Was it negotiated transaction, what are the histories, and when did the negotiations start?

Greg Goff - ***Tesoro Corporation - Chairman & CEO***

Jeff, I think the question is probably best answered once we file the required documents. I think the important point here is, is that what we just stated, that between Tesoro and Western Management and the Boards of both companies, we see a compelling opportunity to create a great Company for the future. And we are committed to be able to do that.

Jeff Dietert - ***Simmons & Company International - Analyst***

I understand. Obviously a strong position in the Permian, and that's where the vast majority of the US oil production growth is likely to occur. What the advantage is there, a big opportunity for oil gathering and processing. But as I think about Tesoro and your diversified offering, there is also the possibility of offering gas gathering and processing services as well. Is that one of the things you are looking at within the Permian Basin that contributes to the synergies?

6

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Greg Goff —Tesoro Corporation—Chairman & CEO
The benefits of having a diversified logistics business that can provide business support to the refined products, crude oil and natural gas gathering and processing, and the combination of the two Companies just further strengthens that ability to go out and provide great service to customers, above all the synergies that we see.
Jeff Dietert —Simmons & Company International—Analyst
Thanks, Greg.
Greg Goff —Tesoro Corporation—Chairman & CEO
Thank you, Jeff.
Operator
Neil Mehta, Goldman Sachs.
Neil Mehta —Goldman Sachs—Analyst
Good morning, and congratulations, everyone. Turning to slide 9 of the presentation, you provide $350 million to $425 million of total synergies. Can you break out a little bit in more detail operational, commercial and corporate? What are some of the drivers that contribute to each of those buckets?
Greg Goff —Tesoro Corporation—Chairman & CEO
Neil, as we have kind of worked together to identify the opportunities to capture the benefits of combining the Companies, we’ve bucketed them into these three areas. Probably the easier area is around the corporate synergies, which is creating a strong corporate overhead structure to run the Business, that allows us to capture synergies and a lot of the traditional corporate costs, whether it be insurance and other things like that. We see those as pretty typical of a transaction.
The commercial synergies, the $120 million to $160 million of commercial synergies that we’ve identified, is really — they are a function of being able to take and do what both Companies already do really, really well, and that is optimize the value chain. The benefit of our integrated business models, and fortunately we both have that integrated business model, allows us to operate, whether it be from the way we supply crude oil into the refineries and how we optimize the refineries to produce the products where we get the greatest value. And then how we go to the different customers in the markets that we serve. We see a number of benefits there, as you look at the map and you see where the companies, the markets we serve.
And then finally, around operational synergies, not only does it include how we operate the refineries and drive cost improvements, drive functional expertise across the systems, whether it be in turn-around execution, and driving and maintaining high reliability. And because of our integrated business model, able to operate at very high utilization rates constantly is very, very important.
And then through things such as driving improvements in our procurement effectiveness. And then also in distribution costs, how we can manage the distribution costs around the whole value chain in the system.
So on the following slide, slide 10, gives a good overview of those. I think the most important part about the synergies is that we are highly confident that by the end of the second year we will be at the run-rate level of these synergies.
Neil Mehta —Goldman Sachs—Analyst
Appreciate that, Greg. The follow-up is just on corporate structure. There’s a WNRL; there is a TLLP. As you think about this over time, does it make sense to bring those two logistics businesses together?

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Greg Goff —Tesoro Corporation—Chairman & CEO
Neil, At this point in time we see we have two very good MLPs. And as I stated in the comments, the focus on those MLPs to support the integrated Business around our refining and marketing in all of the regions where the Company does business is we think what’s very critical. So those strategic priorities that we laid out are what really drive value.
And we will look at the two MLPs over time and determine what’s the best thing to do to operate the MLPs. It’s premature to do that at this point in time.
Neil Mehta —Goldman Sachs—Analyst
Thanks, Greg.
Operator
Chi Chow from Tudor, Pickering, Holt.
Chi Chow —Tudor, Pickering, Holt & Company Securities—Analyst
Thanks, congratulations. Another question on the MLPs: Greg, how are you going to manage and divide up the growth opportunities between the two Entities? Do you prioritize any growth opportunities geographically, or how are you thinking about that going forward here?
Greg Goff —Tesoro Corporation—Chairman & CEO
Chi, if you look at the MLPs and the logistics business, they support the refining and marketing logistics assets. That won’t change on the front end here.
Both Companies will go after and capture the opportunities that are aligned with what we are trying to achieve from a logistics growth. Over time, we will determine the best way to position the MLPs so that we can have a Company that offers strong service to the customers and supports the growth of a logistics business.
Chi Chow —Tudor, Pickering, Holt & Company Securities—Analyst
Okay. I guess on the marketing side, can you talk about what Western’s assets provide Tesoro? I know one of the holes in the Tesoro strategy is a lack of c-store offering. Does Western give that to you? And how do you think about the combined marketing businesses of both Companies?
Greg Goff —Tesoro Corporation—Chairman & CEO
To us, one of the truly important advantages is — back again, I sound like a broken record, but it’s the integrated business model. We, both Paul, Jeff, myself, Steven, we believe that integrated business model is the way that you want to create a very successful and highly competitive company in this industry.
So the combination of Western’s strong marketing business that, just like Tesoro supports their refining operations and their distribution system, it’s very complementary to what we are trying to do. And so we will work to take the advantages that both marketing businesses offer both Companies, which could include the convenience store business, as well as just overall operating practice. So we believe it’s a significant opportunity to capture advantages as we go forward.
Chi Chow —Tudor, Pickering, Holt & Company Securities—Analyst
Can you scale Western’s c-store offering into your existing system right now?

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Greg Goff —Tesoro Corporation—Chairman & CEO
It’s too early to determine that, Chi. We think that both Companies offer many advantages from a marketing standpoint. And the good thing is that is a future opportunity to grow the Company and drive a better, stronger marketing business.
Chi Chow —Tudor, Pickering, Holt & Company Securities—Analyst
Okay, great. Thanks, Greg. I appreciate it.
Greg Goff —Tesoro Corporation—Chairman & CEO
Thank you.
Operator
Ed Westlake, Credit Suisse.
Ed Westlake —Credit Suisse—Analyst
Good morning, Greg. Congratulations to both teams. Firstly, on the FTC side, obviously the LA market does sell into Arizona, and obviously so does the El Paso refinery. Maybe just talk in broad terms about any FTC concerns in Arizona, and also potentially up in Minneapolis, the Bakken? How much volume do you actually sell combined into Arizona as a percentage of the demand there?
Greg Goff —Tesoro Corporation—Chairman & CEO
Ed, I think we will let the transaction go through the normal process to get regulatory approval. Naturally, we’ve all looked at how these type of transactions are evaluated. And we are very confident that we can go through the process, and demonstrate that there are no issues to be dealt with there. We are very confident we’ll be able to go through the process and come out fairly quickly.
Ed Westlake —Credit Suisse—Analyst
Okay. On the self-help, obviously the Western team already had a self-help plan in progress around El Paso, but also particularly the [NT], the St. Paul Park assets. Just wondering how incremental the new self-help is relative to the existing self-help that was already perhaps part of Western standalone? I’m trying to make sure there’s no double counting.
Greg Goff —Tesoro Corporation—Chairman & CEO
Before I answer that question, I think one of the truly positive benefits is the commonality between the two Companies, the business model, the way we operate the Business. Like Paul stated in his comments, the alignment from a cultural standpoint and our focus on our core values, because we believe that’s at the heart of driving superior execution.
The good thing is that both Companies are well positioned to continue to strengthen their Business, improve the earnings, capture logistics opportunities, grow the marketing business, all of those things. So through strong leadership, we will drive a very combined Company to capture all of those benefits.

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Steven Sterin —Tesoro Corporation—EVP & CFO
(Multiple speakers) and to follow up on the second part of the question, you’re right, both companies have laid out what they’re doing to grow their base businesses. And today we talked about, specifically about Tesoro’s, but you mentioned also Western’s talked about their’s. These synergies are additive to those growth plans that have been laid out. Some of the other growth concepts that were asked earlier about further growth in the Permian and opportunities around the logistics business would also be on top of either those base business improvements that we’ve both communicated and the synergies that we’ve talked about today.
Ed Westlake —Credit Suisse—Analyst
But to be specific, maybe in the operational camp, that $130 million to $140 million, maybe a few examples?
Greg Goff —Tesoro Corporation—Chairman & CEO
There is no duplication there in those synergies. It’s how — when we bring the two groups together.
For example, in some of the operational things, it will be being able to combine how we procure supplies and that for the refining system. It’s in part of the distribution costs to support the refining system, we see opportunities there. It’s spread across a number of things.
Ed Westlake —Credit Suisse—Analyst
Very clear, congratulations.
Greg Goff —Tesoro Corporation—Chairman & CEO
We’ve targeted everything to be able to capture those targets.
Ed Westlake —Credit Suisse—Analyst
Thank you.
Operator
Spiro Dounis, UBS Securities.
Spiro Dounis —UBS Securities—Analyst
Thank you. Good morning, and congrats again. Just wanted to touch on the investment-grade rating. You touched on this a bit, but I think in the past you’ve quantified the savings there at about $80 million to $105 million in interest at stand-alone TSO. Just curious now maybe what that number looks like if you get the IG rating on a combined basis, and is that already baked into the synergy guidance?
Steven Sterin —Tesoro Corporation—EVP & CFO
Good morning, Spiro, it’s Steven. First, we do not have the benefits of investment grade included in the synergies. But to your point, they were substantial for Tesoro and TLLP on a stand-alone basis.
When you look at the Company on a combined basis, just using September 30 debt levels for the two Companies, think about $8 billion of debt on a pro forma basis, and apply what spread you want to, to that from where both Tesoro and Western are. And you’re right, it’s substantially above that $80 million to $105 million.
Spiro Dounis —UBS Securities—Analyst
Got it, okay. If that all goes your way, maybe even more EPS accretion on that front. That sounds good.

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NOVEMBER 17, 2016 / 01:30PM GMT, TSO - Tesoro Corp to Acquire Western Refining Inc - M&A Call

Spiro Dounis - ***UBS Securities - Analyst***

Got it, okay. If that all goes your way, maybe even more EPS accretion on that front. That sounds good.

And just in terms of -- I realize the ink's not even dry yet, so forgive me. But what does this mean for your appetite to acquire other one-off assets, even in other segments like marketing or midstream, from here?

Greg Goff - ***Tesoro Corporation - Chairman & CEO***

We believe that the combined Company creates the platform to continue on our strategy to operate the Business extremely well and drive improvements like we have just spoken about here in all aspects of the value chain, and be able to go out and identify strategic opportunities that fit in our business model and that can add value to what we are trying to do as a Company. It's really unchanged.

Spiro Dounis - ***UBS Securities - Analyst***

Perfect. Appreciate the color, and congrats again.

Operator

Blake Fernandez, Howard Weil.

Blake Fernandez - ***Howard Weil - Analyst***

Good morning, congratulations. Greg, as far as the marketing side, since you're not hosting your Analyst Day, I think you had a target of $1 billion of EBITDA by 2018. Where do you think this gets you with regard to that target?

Greg Goff - ***Tesoro Corporation - Chairman & CEO***

First of all, our target for 2018 did not include this. So let me be clear about this. This is additive to what we laid out in -- last year, 2015. We have actually made very good progress in 2016 moving towards that $1 billion target from an earnings for the -- or EBITDA for our marketing business.

And you've seen us mention a few things. We've grown almost 200 stations in our wholesale business this year. We've continued to drive a lot of improvements across our whole offering. We are continuing to work on our convenience store offerings.

We are very confident that we will be able to drive to that $1 billion EBITDA target. And then the addition of the combined Company just further strengthens the marketing business.

Blake Fernandez - ***Howard Weil - Analyst***

Got it, okay. The second question may be for Steven, but I'm curious, with the buyback, the $1 billion buyback authorization and then you're issuing shares, I'm wondering why not just lever up for that $1 billion and probably help the earnings accretion a bit? Does that really just have to do with the investment-grade credit rating target?

Steven Sterin - ***Tesoro Corporation - EVP & CFO***

I think there's a couple of key points. First, the stock transaction is important because we believe that both shareholders have tremendous opportunity to participate in all the growth we've talked about. Second, we increased the share repurchase authorization by $1 billion to $2 billion.

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And so we understand the need to support the transaction with share repurchases, since we are doing a stock deal. And as we look at the combined Company, the synergies, the cash flow capability of both Companies, the leverage levels that we need to achieve investment grade, we are very well positioned to execute our share repurchases as well, and we will do so.
Blake Fernandez —Howard Weil—Analyst
Okay. Thank you.
Greg Goff —Tesoro Corporation—Chairman & CEO
Thanks.
Operator
Roger Read, Wells Fargo.
Roger Read —Wells Fargo Securities, LLC—Analyst
Thanks. Good morning, and congratulations on the transaction.
Greg Goff —Tesoro Corporation—Chairman & CEO
Hi, Roger.
Roger Read —Wells Fargo Securities, LLC—Analyst
Hi, Greg. Can we talk a little bit about on the synergy savings here, the operational and the commercial side? Any CapEx required with that?
And as I think we’ve discussed before, well-run Companies, it’s a little tougher to pull synergies out. And in our view, Western’s certainly a well-run company. Can you give us a little more meat on the bones, maybe, as to what the low-hanging fruit here is that you can achieve by 2018?
Greg Goff —Tesoro Corporation—Chairman & CEO
First answer to your several questions, Roger, is we also share your belief that Western is a very, very well-run company. And the good thing about synergies is that when you combine companies and you combine ways of looking at a business, is that truly is what synergies are about.
So we have worked together. We have identified, we have targeted a number, a long list of things to do. And we will go out and be able to deliver all of those synergies, as we see doing that.
Our synergy numbers that we have provided, the $350 million to $425 million, is net of cost and capital that we would deploy to do anything like that. We have one-time synergies that we didn’t provide, but our one-time synergies reflect the cost of capital to do that. Those are positive. But on a run-rate basis, the synergies that we provided are net of all the costs to capture the synergies that we see over the next two years.
And I think if you just go back to your third question around just the different opportunities, we tried to highlight those, which are on slide 10, and talk about specific things where we see advantages, where they be, and how we optimize the distribution system of both Companies. How we believe in the supply of crude oil to the refineries, if you take the supply of crude oil to the new Company’s northern tier business, bringing crude in from Canada and the Bakken and that. We see opportunities to manage those supply costs and that to capture benefits. So it’s a combination of all types of things, even when the companies are extremely well run.

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Roger Read —Wells Fargo Securities, LLC—Analyst
Okay, thanks. While you are correct, I did throw a multi-part question at you, if I can do the one follow-up? I don’t know if it’s for you or Steve. As we think about the share repo program here, does it have to wait until the transaction closes or other filings that have to be done, or can we presume that the share repo’s can occur relatively soon, I guess?
Steven Sterin —Tesoro Corporation—EVP & CFO
When we look at the cash flow generation and the cash positions of both Companies, and we look at the speed at which we will be able to begin to get synergies, we think we are well positioned to do share repurchases quickly. I won’t comment on specifically when we do those, but I think you can — if you look at our capital allocation priorities and the way that we’ve repurchased shares in the past, we feel confident in our ability to not only make the investments for growth that we’ve talked about today and additional growth beyond what’s in the synergies, and be able to be positioned to not have to wait to buy back shares, but to have the optionality to do that when we want to do it, and do it opportunistically.
Roger Read —Wells Fargo Securities, LLC—Analyst
Okay. Thank you.
Operator
(Operator Instructions)
Phil Gresh, JPMorgan.
Phil Gresh —JPMorgan—Analyst
Hi, good morning.
Greg Goff —Tesoro Corporation—Chairman & CEO
Hi, Phil.
Phil Gresh —JPMorgan—Analyst
And congratulations. In terms of stand-alone Tesoro and Western, each Company had defined drop-down objectives. I’m wondering if those change at all in terms of how that might be able to fund the acquisition at the parent level?
Greg Goff —Tesoro Corporation—Chairman & CEO
First, the opportunities that both Companies have regarding being able to sell assets from the parent company to the MLP are, as you would expect, unchanged. Probably the more important part though, Phil, is the opportunity to capture the opportunities that we see in the Permian, really, for the combined Company. So that opens up a whole new field of play that we intend to go after, and to be able to grow the Company from that standpoint. That’s the biggest focus area we see there.
Phil Gresh —JPMorgan—Analyst
Okay. So specifically, you would still say WNR could drop down $50 million to WNRL next year? I believe that was the stated objective previously, for example.

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NOVEMBER 17, 2016 / 01:30PM GMT, TSO - Tesoro Corp to Acquire Western Refining Inc - M&A Call

Greg Goff - *Tesoro Corporation - Chairman & CEO*

Whatever has been provided is unchanged because of this transaction from both Companies' standpoint.

Phil Gresh - *JPMorgan - Analyst*

Okay. And then one additional question on the synergies is how you might break that down between the different businesses. How much is in retail versus refining? Any rough sense that you can give us?

Greg Goff - *Tesoro Corporation - Chairman & CEO*

We don't look at them that way. What we've done on synergies -- synergies are basically ideas. Ideas are things that -- ways to capture improvements to the Business. We go in and we've identified a number, a long, long list of ideas where we believe, with a high degree of confidence, that we can go in and make those improvements to the Business and capture the value from those.

We look at them not by refining, marketing, or logistics, but we look at them in the areas that we describe by overall operations because both Companies operate as an integrated value chain. So the way you capture those is how you look across the entire integrated value chain.

So from our standpoint, we will identify those synergies from an operating standpoint, which includes refining, marketing, logistics. And then the commercial is around how we manage our entire value chain. And then the traditional type of corporate synergies that you would expect when you combine two companies.

Phil Gresh - *JPMorgan - Analyst*

Okay. Last question, if I can just ask, Greg, how do you think about Permian crude differentials longer term? I know there's been a lot of debate out there, and I'm curious how you thought about that as part of the value of this transaction? What spread differential do you assume?

Greg Goff - *Tesoro Corporation - Chairman & CEO*

What I'd like to do, Phil, is I'd like to just ask Jeff to comment because he has a lot of knowledge in that area, and let him offer his views, because we support how he looks at that.

Jeff Stevens - *Western Refining, Inc. - CEO*

Sure. When we look at the Permian, obviously it's a very dynamic market today. Obviously, there's been a lot of announced growth over time. And we've taken advantage of a lot of it currently in the Delaware today. We believe that with this transaction, this gives us the balance sheet to go out and grow significantly higher than we could have as WNR as a standalone.

And we believe, as crude comes on, product will get congested. As it gets congested, differentials typically widen. So if we see the growth that has been projected, we would expect differentials to widen over the next 2 to 3 years. Obviously we take advantage of that at the El Paso refinery.

Phil Gresh - *JPMorgan - Analyst*

Okay. Thanks, Jeff.

Greg Goff - *Tesoro Corporation - Chairman & CEO*

Thank you, Phil.

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Operator
Fernando Valle, Citi.
Fernando Valle —Citigroup—Analyst
Good morning, and congrats on the transaction. Just wondering, with the results of the election and proposed changes, the refining sector’s been impacted very much by the narrowing margins this year. With the results of the election and some of the changes that have been speculated with the new Administration, wondering if that played into your rationale for the acquisition, and what you expect that could bring as far as improvements in the deal? And in that vein, some of the investments that Western was making at El Paso to increase [alkylation] and gasoline yield? And then I have a follow-up as well.
Greg Goff —Tesoro Corporation—Chairman & CEO
I think the best answer to your question is, the election had nothing to do with taking two good companies and creating a great company. If you listen to everything that we’ve said on all of the benefits of the combination, I think from both Western’s standpoint and Tesoro’s standpoint, and most importantly for the shareholders, everything that we’ve identified that we can do by combining the Companies, and our commitment to go in and run a great company and capture the synergies basically speaks for itself.
Fernando Valle —Citigroup—Analyst
Great. Understood. And then just on the growth at El Paso that Western had announced previously, I’m wondering if you see now with the stronger balance sheet that you just talked about and the potential to grow, if you see more opportunity for growth at either of the Western refineries, either through changing the crude mix or by building new units to increase [crude] product yield?
Greg Goff —Tesoro Corporation—Chairman & CEO
Let me ask Jeff to elaborate on your question.
Jeff Stevens —Western Refining, Inc.—CEO
Sure. As we’ve talked about today, our 2017 capital budget that we’ve talked about at Western, particularly related to El Paso, is moving forward. As we’ve talked about, we have a small crude expansion of about 4,000 barrels a day.
And we also have an [alky] expansion of about 1,000 barrels a day, which will give us about 2,500 barrels a day additional Phoenix gray gas. Those projects are on track. They will be coordinated with a turnaround in 2017. We will have half the plant down.
And I think this transaction only enhances what we’ve already been doing. I think that from a crude oil standpoint we will continue to look for the best crudes to give us the highest yield. We will continue to look for growth expansion at the El Paso plant.
One of the most exciting things at the El Paso plant is its location and how it sits with the border today. We sell a significant amount of product down to Mexico. Our belief is that demand is going to continue to be very, very strong. And this transaction obviously allows us to continue to serve the markets that we are in, but also enhances our ability to serve the Mexican market.
Fernando Valle —Citigroup—Analyst
Thanks, guys.

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NOVEMBER 17, 2016 / 01:30PM GMT, TSO - Tesoro Corp to Acquire Western Refining Inc - M&A Call

Operator

Corey Goldman, Jefferies.

Corey Goldman - *Jefferies & Company - Analyst*

Two quick follow-ups here, both related to TLLP. The first one is, I appreciate giving the color on the growth and maintenance CapEx on TLLP, which looks like it's contingent on some MLP cash flows, unit issuances and debt. Can you provide some color as to what the distribution growth outlook could look like in 2017 at TLLP?

Greg Goff - *Tesoro Corporation - Chairman & CEO*

I think with regard to TLLP, we will wait and do that at a later point in time. We fully intend to come out and make everyone aware what our growth projections are, but this is not the best time to do that.

Corey Goldman - *Jefferies & Company - Analyst*

Okay. And maybe, I don't know if this would be the best time to do this either, but you guys had made a mention on slide 15 as it relates to the cost of capital and IDR options to support larger growth portfolio. Is there a timeline in how we can think about when a change like that would be made at the MLP level?

Steven Sterin - *Tesoro Corporation - EVP & CFO*

Hey, Corey. It's Steven. We've talked over the last several quarters about, as we look at the future growth of TLLP, and it's always been part of our strategy for that growth to come much more from organic investment, as well as acquisition within that business. Drop-down is still part of it, but a smaller portion.

Being in the high splits, we understand what that does and the challenges that puts on LP units and yields and access to capital. To us, it's very, very important that TLLP unitholders really like the opportunities that TLLP has for growth. So, as we've said, given that, we will continue to evaluate all the different options that we have to position TLLP for growth, make sure that the IDRs don't get in the way of that, and the access and cost to capital there is appropriate.

I won't comment today on the timing of that. But I will tell you that, as we've talked today, the substantial growth opportunities that we see on a combined basis, combined with the balance sheet that we positioned the combined Parent Company with, and the type of IDR concepts that are out there that allow us to get even stronger access to capital, all come together and create a lot of opportunity for us to think about creating value within both MLPs for all unitholders. We will take all that into consideration as we look at all the options for our MLPs.

Corey Goldman - *Jefferies & Company - Analyst*

Got you. Thanks, guys.

Greg Goff - *Tesoro Corporation - Chairman & CEO*

Thank you.

Operator

Paul Sankey, Wolfe.

Paul Sankey - *Wolfe Research - Analyst*

Good morning, all. Greg, what do you think are the risks to the deal? Firstly, on the completion, and secondly, post-completion? Thank you.

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Greg Goff —Tesoro Corporation—Chairman & CEO
From a going into closing, we are very comfortable that we will be able to go on a very timely manner and get closing, like we said, in the first half of 2017. On the risk post-closing and that, as far as from our standpoint, probably not as risk as much, Paul, as it is the value of being able to go in and capture the benefits of this combined Company as a matter of how well we can execute.
That, to us, is not a risk, but it’s a matter of our — the urgency of capturing the synergies that we’ve identified, and hopefully actually more synergies as we really get into it and everyone starts working together to be able to do things. We don’t see that as a risk, just as a matter of our ability to execute.
Paul Sankey —Wolfe Research—Analyst
Yes, understood. Sorry, you may have said this earlier, but was there a Tesoro synergy bundled up in this synergy or is this just — you know what I mean?
Greg Goff —Tesoro Corporation—Chairman & CEO
Just to be very, very clear, for 2016 and 2017 and going forward, Tesoro always had a very clear plan on how we would continue to drive improvements in the Business, in all parts of the Business and across the value chain. Likewise, as Jeff talked about some of the opportunities here recently, Western had a similar view of how they would continue to support the improvements and growth of their Company. So those, on a stand-alone basis, remain intact.
On top of that, as we’ve looked at the opportunities to come together, we’ve identified these synergies in the areas that we talked about, which we are very confident we will be able to deliver, within a couple years, this $350 million to $425 million synergies by how we bring the Businesses together.
Paul Sankey —Wolfe Research—Analyst
Yes, understand it’s a little bit hard to separate it all out, obviously. When I read the press release, I was obviously struck by the synergy numbers being the rationale for the deal. When I heard both of you guys talking about it, it sounded more like a growth deal.
You’ve kind of addressed this, but one question was, you’ve talked to me, Greg, about, I think it was 1.4 million barrels a day being an optimum level of refining capacity to maintain optimum staffing. But at the same time, I assume you guys are really talking about growth from logistics more than refining. Can you expand on that a little bit? Thank you.
Greg Goff —Tesoro Corporation—Chairman & CEO
One, our view is, is that one of the successes in the refining business is to drive extremely, what we call, world-class availability, which we targeted in excess of 97%. And then driving high utilization, which we attribute to having this strong, integrated business model. That’s important.
We also believe that you need a certain scale to have all of the expertise that it requires to drive, on a sustainable basis, strong operating performance in the Business. Whether it’s 1.4 million or whatever, but it’s a relatively large size refining system to be able to do that. So we believe this absolutely positions us on where we want to get to from that standpoint.
Steven Sterin —Tesoro Corporation—EVP & CFO
Paul, it’s Steven. In your first part of your first question you asked about how to think about these synergies, and do some of those come from Tesoro and some come from Western? The answer is yes, they come from both.
But as Greg said, that’s above and beyond the base growth that we have within our Companies. And so the synergies don’t just come from just Western or just Tesoro, but it comes from the combination.

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We see opportunities, as Greg mentioned, for growth within our Business, for improvements within our marketing business, for deploying operational capabilities with this greater scale across all the refineries. So the benefits show up really across the entire portfolio.
Paul Sankey —Wolfe Research—Analyst
Understood. And then very finally for me, the synergies are not growth. Do you know what I mean?
Greg Goff —Tesoro Corporation—Chairman & CEO
Yes. Hopefully, we haven’t talked about the — the synergies, what they do is they increase the operating performance of the Company. It shows up as (technical difficulty) in the Company, the synergies. That’s how we want to refer to them as, Paul.
Paul Sankey —Wolfe Research—Analyst
Okay. I will leave it there. Thank you.
Greg Goff —Tesoro Corporation—Chairman & CEO
Thank you.
Operator
Evan Calio, Morgan Stanley.
Evan Calio —Morgan Stanley—Analyst
Congratulations, guys. My first question, I know you mentioned that we need to wait until the proxy for the transaction history. Can you comment if this with a competitive sale process or an exclusive negotiation? It’s just important for the markets in terms of understanding interloper risk here.
Greg Goff —Tesoro Corporation—Chairman & CEO
The two Companies believe that the combination will create a very strong Company go forward. And we worked together to create what you heard today.
Evan Calio —Morgan Stanley—Analyst
Right. So you’re not going to say until the proxy, I guess, would be filed and that process?
Greg Goff —Tesoro Corporation—Chairman & CEO
What just happened, Evan, I just told you. The two Companies worked together to create this Company that we are creating for the future. That’s what happened.
Evan Calio —Morgan Stanley—Analyst
Okay, that answers it. My second is, on the retail business, pro forma the transaction’s additive. Does the combined retail business accelerate or alter the way you consider potentially monetizing retail and unlocking even further value for Tesoro?

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NOVEMBER 17, 2016 / 01:30PM GMT, TSO - Tesoro Corp to Acquire Western Refining Inc - M&A Call

Greg Goff - ***Tesoro Corporation - Chairman & CEO***

I think it's important to state that our focus and our priority is to continue to create a strong marketing, not just retail, but a strong marketing business where we have a very good offering to our customers, it's run highly efficiently, and it positions the Company for -- to grow that, because it supports our integrated business model. We've always stated, just like Western, that we want to have high integration around our refining systems with our marketing business. And that remains unchanged. How we choose to do anything from a financial standpoint is something we will determine in the future.

Evan Calio - ***Morgan Stanley - Analyst***

Look forward to that, guys. Thanks.

Operator

Chi Chow from Tudor, Pickering, Holt.

Chi Chow - ***Tudor, Pickering, Holt & Company Securities - Analyst***

Just a couple of quick follow-ups. Steven, can you help us out with thinking about the potential step-up in D&A for Tesoro?

Steven Sterin - ***Tesoro Corporation - EVP & CFO***

I think it's a little bit early to speculate on the purchase price accounting. We will update you as we progress through the process.

I don't see anything unusual or anticipate anything unusual in an industrial asset type of transaction. So I think you can look at precedent type manufacturing deals. And for now that's probably a decent enough proxy to do your D&A type of estimations.

Chi Chow - ***Tudor, Pickering, Holt & Company Securities - Analyst***

Okay, thanks. Will you move the RIN value from Western's refining results to marketing, as you currently do at Tesoro?

Steven Sterin - ***Tesoro Corporation - EVP & CFO***

It's premature to even comment on that, Chi. You need to look at what the bottom line of the Company is, regardless of what happens to the RIN value, as what happens overall to the system. So we will determine that at the appropriate time.

Chi Chow - ***Tudor, Pickering, Holt & Company Securities - Analyst***

That could have some modeling implications, really, for Western's refineries going forward. Okay, we'll follow up with that.

And maybe one final question for Paul and Jeff, and maybe, someone answered this on Phil's question earlier. But can you talk about how you came to the decision to sell the Company versus continue to grow independently?

Jeff Stevens - ***Western Refining, Inc. - CEO***

Chi, obviously we were very excited about Western, and Western moving forward. When this opportunity presented itself, the combination of the two was just so compelling that I think our Board felt like, for our shareholders, for our employees, for our customers, the combination of the two Companies was so compelling that it just made sense to move forward.

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NOVEMBER 17, 2016 / 01:30PM GMT, TSO - Tesoro Corp to Acquire Western Refining Inc - M&A Call

It's a unique situation when you compare two Companies, and when you look at how we've chosen to grow the Companies, the way we run our Companies, we are very aligned. And so it took a very unique opportunity for us to make this decision.

And frankly, we don't view that we're selling the Company. We view that we are bringing our shareholders and Tesoro shareholders together to enhance value, to make the Company stronger longer term, and continue to grow and be a premier refiner, marketer out there.

Chi Chow *- Tudor, Pickering, Holt & Company Securities - Analyst*

Great. Thanks, Jeff. Appreciate it.

Operator

Ed Westlake, Credit Suisse.

Ed Westlake *- Credit Suisse - Analyst*

Just a follow-up. On the Permian, Western got these last mile advantages on the crude gathering side. And maybe just talk about what the upstream guys are doing in terms of the amount of infrastructure that they are building out and whether they want to hold onto it longer term, because that seems like an opportunity.

And then the NGL side, you obviously have moved into that. You do believe you have some advantages on NGLs, but that's also fairly competitive with NGL MLPs moving into the area aggressively. Maybe a little bit about whether you can compete on the NGL side?

Jeff Stevens *- Western Refining, Inc. - CEO*

Ed, this is Jeff. Our position has not changed on the Permian. In fact, as I said earlier, this opportunity just allows us to grow at a much larger scale than we could have done alone.

Obviously, we have a significant footprint today in the Delaware. We talked on our last earning call that we are seeing a change with the E&P guys in the area. They're looking to partner; they're looking to us to build out assets.

And we believe that we have somewhat of a competitive advantage because of the structure that we've already put in place. So we will leverage all of that in this new Company moving forward. And I think we will be a significant player in the Permian Basin. And it's a very, very exciting time, and it's exciting that the assets that we already have there. And I just believe that we will significantly grow those assets the next 2 to 3 years at both WNR and WNRL.

Ed Westlake *- Credit Suisse - Analyst*

And on the NGLs, Greg?

Greg Goff *- Tesoro Corporation - Chairman & CEO*

I think, Ed, our approach has always been the belief that you needed to have this full-service logistics company. We want to have a company that can not only support what we're trying to do in our refining and marketing business, but also go out and compete and have a company that our customers value because of the service that we provide to them, whether it be from a cost-effective standpoint to move their products and meet all of their needs.

We are very focused on identifying the type of customers that we want and the geographic area, and providing a good customer offering that happens to be in an MLP. We are very committed and focused to do that. So with regards to the gas gathering processing business, we believe that is part of that total customer offering that we want to make available to the people that we're able to do business with.

20

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Ed Westlake —Credit Suisse—Analyst
Thank you. Congrats.
Greg Goff —Tesoro Corporation—Chairman & CEO
Thanks. Ed. Thank you.
Operator
Thank you. This concludes our question-and-answer session for today. Ladies and gentlemen, thank you for your participation in today’s conference. This does conclude the program, and you may now disconnect. Everyone, have a great day.
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FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as “may,” “will,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed merger, integration and transition plans, synergies, opportunities, anticipated future performance, expected share buyback program and expected dividends. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Tesoro Corporation (“Tesoro”) may not approve the issuance of new shares of common stock in the merger or that stockholders of Western Refining, Inc. (“Western”) may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Tesoro’s common stock or Western’s common stock, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Tesoro and Western to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, the risk that the combined company may not buy back shares, the risk of the amount of any future dividend Tesoro may pay, and other factors. All such factors are difficult to predict and are beyond our control, including those detailed in Tesoro’s annual reports on Form 10-K, quarterly reports on Form 10-Q and Current Reports on Form 8-K that are available on Tesoro’s website at http://www.tsocorp.com and on the SEC website at http://www.sec.gov, and those detailed in Western’s annual reports on Form 10-K, quarterly reports on Form 10-Q and Current Reports on Form 8-K that are available on Western’s website at http://www.wnr.com and on the SEC website at http://www.sec.gov. Western’s forward-looking statements are based on assumptions that Western believes to be reasonable but that may not prove to be accurate. We undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation:

This communication relates to a proposed business combination between Western and Tesoro. This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It:

This communication may be deemed to be solicitation material in respect of the proposed transaction between Tesoro and Western. In connection with the proposed transaction, Western and/or Tesoro may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the SEC. This communication is not a substitute for the proxy statement, registration statement, proxy statement/prospectus or any other documents that Tesoro or Western may file with the SEC or send to stockholders in connection with the proposed transaction. STOCKHOLDERS OF TESORO AND WESTERN ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S) AND/OR PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Western and/or Tesoro, as applicable. Investors and security holders will be able to obtain copies of these documents, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Tesoro will be made available free of charge on Tesoro’s website at http://www.tsocorp.com or by contacting Tesoro’s Investor Relations Department by phone at 210-626-6000. Copies of documents filed with the SEC by Western will be made available free of charge on Western’s website at http://www.wnr.com or by contacting Western’s Investor Relations Department by phone at 602-286-1530 or 602-286-1533.

Participants in the Solicitation:

Tesoro and its directors and executive officers, and Western and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Tesoro common stock and Western common stock in respect of the proposed transaction. Information about the directors and executive officers of Tesoro is set forth in the proxy statement for Tesoro’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 22, 2016, and in the other documents filed after the date thereof by Tesoro with the SEC. Information about the directors and executive officers of Western is set forth in the proxy statement for Western’s 2016 Annual Meeting of Shareholders, which was filed with the SEC on April 22, 2016, and in the other documents filed after the date thereof by Western with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.